UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________
Commission File Number 1-11373

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico
Financial Statements and Supplemental Information
Years Ended December 31, 2021 and 2020

	Report of Independent Registered Public Accounting Firm	1

	Financial Statements:
	Statements of Net Assets Available for Benefits	2
	Statements of Changes in Net Assets Available for Benefits	3
	Notes to Financial Statements	4

	Supplemental Schedule*:
	Schedule H, Line 4i on Form 5500: Schedule of Assets (Held at End of Year)	12

	Signature	13

	Exhibit:
	Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

*	All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (the Plan) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan's auditor since 2002.
Grandview Heights, Ohio
June 24, 2022

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico
Statements of Net Assets Available for Benefits
December 31, 2021 and 2020

	2021	2020
Assets
Plan’s interest in Stable Value Master Trust	$5,823,733	$4,348,111
Investments at fair value	37,181,824	32,112,115
Accrued income	22,940	21,709
Cash	—	695

Receivables:
Notes receivable from participants	1,396,250	1,442,820
Company contributions	11,578	13,165
Pending trades	—	27,339
Total receivables	1,407,828	1,483,324

Total assets	44,436,325	37,965,954

Liabilities
Accrued fees	—	6,582
Pending trades payable	—	130,743
Total liabilities	—	137,325

Net assets available for benefits	$44,436,325	$37,828,629
The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2021 and 2020

	2021	2020
Additions to net assets attributed to:
Investment income:
Interest and dividends	$556,759	$403,634
Net appreciation in the fair value of investments	4,662,373	5,526,813
Plan's interest in Stable Value Master Trust's net investment income	93,783	106,759
Total investment income	5,312,915	6,037,206

Interest income on notes receivable from participants	68,980	95,469

Contributions:
Company	1,049,925	1,180,172
Participant	2,028,134	1,880,289
Rollovers	20,378	90,509
Total contributions	3,098,437	3,150,970
Total additions	8,480,332	9,283,645

Deductions from net assets attributed to:
Benefits paid to participants	1,838,839	4,990,220
Administrative expenses	33,797	41,933
Total deductions	1,872,636	5,032,153

Net increase	6,607,696	4,251,492

Net assets available for benefits:
Beginning of year	37,828,629	33,577,137
End of year	$44,436,325	$37,828,629
The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico
Notes to Financial Statements
December 31, 2021 and 2020
1. Description of Plan
General
The Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (the “Plan”) is a defined contribution plan, covering substantially all employees of certain Cardinal Health, Inc. (the “Company”) subsidiaries residing in Puerto Rico. Employees who are covered by a collective bargaining agreement are not eligible to participate, unless the agreement provides for participation. Eligible employees participate upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
A trust with a bank in Puerto Rico was established for the Plan. In addition, certain assets of the Plan are held within the Cardinal Health Stable Value Fund (the “Stable Value Master Trust”), which was established for the Plan and certain other plans of the Company. See Note 3 for more information regarding the Stable Value Master Trust.
Effective January 1, 2020, the Plan was amended and restated in compliance with the Internal Revenue Code for a New Puerto Rico (2011) (the “Code”), as amended.
The description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
Administration
The Company’s Financial Benefit Plans Committee (the “Committee”) is the Plan administrator and is responsible for the general operation and administration of the Plan.
Banco Popular de Puerto Rico is the trustee of the Plan. Wells Fargo Institutional Retirement and Trust (“Wells Fargo”), a former business unit of Wells Fargo Bank, N.A., served as the Plan record keeper and asset custodian until May 25, 2021. Effective July 2019, Principal Financial Group completed the acquisition of Wells Fargo Institutional Retirement and Trust. In connection with Principal Financial Group’s acquisition of Wells Fargo Institutional Retirement and Trust, the Plan entered into consent, resignation and appointment agreements for Principal Financial Group and certain of its affiliates to assume the recordkeeping and asset custodian duties of Wells Fargo Institutional Retirement and Trust effective as of May 25, 2021.
Contributions
Contributions that may be made to the Plan include participant elective contributions, rollover contributions, Company matching, discretionary employer, and discretionary special contributions.
Participants may elect to contribute a percentage of their eligible compensation (subject to certain limitations), as defined by the Plan. Participants who have or will attain at least age 50 by the end of the Plan year may elect to contribute up to an additional $1,500 in each of 2021 and 2020 as a catch-up contribution. Participants may also roll over amounts representing distributions from other qualified plans.
Effective January 1, 2020, the Company match was 200% of each participant’s compensation deferral contributions that did not exceed 1% of the participant’s compensation, 100% of each participant’s compensation deferral contributions that exceeded 1% of the participant’s compensation but that did not exceed 3% of the participant’s compensation, and 50% of each participant’s compensation deferral contributions that exceeded 3% of the participant’s compensation but that did not exceed 5% of the participant’s compensation.
The Plan was further amended effective July 1, 2020 to change the Company match to 200% of each participant’s compensation deferral contributions that do not exceed 1% of the participant’s compensation, and 50% of each participant’s compensation deferral contributions that exceed 1% of the participant’s compensation but that do not exceed 5% of the participant’s compensation. In addition, the Company may elect to make discretionary employer contributions and/or discretionary special contributions.
Discretionary employer contributions are allocated to participants based generally on their proportionate share of total eligible compensation and eligible compensation above the Social Security taxable wage base amount for the year of allocation.
The Plan’s discretionary employer contribution is determined at the discretion of the Human Resources and Compensation Committee of the Company’s Board of Directors or such other committee, entity, or person authorized by the Human Resources and Compensation Committee for such purposes. To be eligible for the discretionary employer contribution, participants generally must be employed on the last day of the Company’s fiscal year, June 30.

Notes to Financial Statements
1. Description of Plan (continued)
Contributions (continued)
The discretionary employer contribution is calculated on eligible compensation earned during the Company’s fiscal year ending within the Plan year for which the discretionary employer contribution is made to the Plan. No discretionary employer contributions were made to the Plan for the years ended December 31, 2021 and 2020.
The Plan’s discretionary special contributions, if any, are allocated to the participants in the eligible group ratably based on their proportionate share of the total eligible compensation in that group. No discretionary special contributions were made to the Plan for the years ended December 31, 2021 and 2020.
Participants direct the investment of their contributions into various investment options offered by the Plan. The Company’s matching, discretionary employer and discretionary special contributions, if any, are also invested as directed by participants.
Participant Accounts
Each participant’s account is credited with the participant’s elective contributions, any rollover contributions made by the participant and allocations of the Company’s contributions and Plan earnings. A participant is entitled to the benefit provided from the participant’s vested account balance.
Vesting
Participants are 100% vested immediately in their elective deferral, rollover, and Company matching contributions, plus actual earnings thereon. A participant is 100% vested in the Company’s discretionary employer and discretionary special contributions after three years of vesting service, or if the participant dies, becomes totally disabled, or reaches retirement age, as defined in the Plan document, while employed by the Company. The Plan provides for the partial vesting of the Company contributions to participants with more than one year, but less than three years, of vesting service, who were terminated as part of a designated reduction in workforce, as defined in the Plan document.
Forfeitures
Non-vested account balances are generally forfeited either upon full distribution of vested balances or completion of five consecutive one-year breaks in service, as defined in the Plan document. Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable expenses of the Plan as determined by the Committee.
Forfeitures used to reduce Company contributions and to pay reasonable expenses of the Plan were $43,624 and $9,686 during 2021 and 2020, respectively. At December 31, 2021 and 2020, forfeited non-vested accounts were $10,417 and $5,007, respectively.
Administrative Expenses
Administrative expenses are paid by the Company or from the assets of the Plan. General expenses paid from the Plan’s assets are allocated among participant accounts to the extent not paid from forfeitures, except for fees for loans, withdrawals, and Qualified Domestic Relations Orders, which are paid from the account of the participant incurring the expense.
For the years ended December 31, 2021 and 2020, revenue sharing and sub-transfer agent fee income received by the Plan was credited to the accounts of participants who held revenue sharing and sub-transfer income investments. Participants earned $3,149 and $1,792 in revenue sharing and sub-transfer agent fee income for the years ended December 31, 2021 and 2020, respectively.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, less the highest outstanding loan balance during the prior 12 months or 50% of their vested account balance. Loan terms primarily range from 1 to 5 years for general purpose, or up to 15 years for the purchase of a primary residence. Participant loans are secured by 50% of the vested balance in the participant’s account as of the date of the loan and bear interest at a reasonable rate, as established by the Committee, currently Prime plus 1%, which is set for the life of the loan. Interest rates for new loans are subject to change on a monthly basis. Loan repayments, including interest and applicable loan fees, are generally repaid through payroll deductions.
Payment of Benefits
Upon termination of employment, death, retirement, or total disability, distributions are generally made in the form of a lump-sum payment or installments. In addition, the Plan includes a provision for participants to make withdrawals from their rollover contributions account at any time, elective contributions account under certain hardship circumstances, or their account after attaining age 59 1/2, as defined in the Plan document. Required qualified joint and survivor annuity payment options are preserved for the portion of the participant accounts transferred to the Plan from a money purchase pension plan, if any.

Notes to Financial Statements
1. Description of Plan (continued)
Payment of Benefits (continued)
The Puerto Rico Department of Treasury (“PR Treasury”) issued Circular Letter 20-23 (“CC RI 20-23”) extending certain disaster relief under the Code to Plan participants who have been affected by the novel coronavirus pandemic. The Plan was amended to provide this relief in accordance with applicable PR Treasury guidance.

Notes to Financial Statements
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Plan investments, except for fully benefit-responsive investment contracts (see Note 3), are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts that are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan sponsor deems the participant loan to be a distribution, the participant loan balance is retained as a defaulted loan amount until a distributable event occurs, at which time the loan amount is offset from the value of the account.
Payment of Benefits
Benefit payments are recorded when paid.

Notes to Financial Statements
3. Assets Held in the Stable Value Master Trust
Certain of the Plan’s investments are held in the Stable Value Master Trust, which was established for the investment of assets of the Plan and other Company-sponsored retirement plans. Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Stable Value Master Trust is based on account balances of the participants and their elected investment funds. The Stable Value Master Trust’s assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Stable Value Master Trust. The Plan’s interest in the Stable Value Master Trust’s net investment income (loss) presented in the Statements of Changes in Net Assets Available for Benefits consists of the unrealized and realized gains (losses) and the earnings on those investments.
The Stable Value Master Trust holds synthetic investment contracts which meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts, because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.
The Plan owns the underlying investments of the synthetic investment contracts. A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. Synthetic investment contracts are designed to accrue interest based on crediting rates established by the contract issuers.
The synthetic investment contracts held by the Plan include wrapper contracts which provide a guarantee that the credit rate will not fall below 0%. Cash flow volatility (e.g., timing of benefit payments), as well as asset underperformance, can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in the contracts that adjust renewal crediting rates to recognize the difference between fair value and the book value of the underlying assets. Crediting rates are reviewed quarterly for resetting.
The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuers’ ability to meet their financial obligations. The issuers’ ability to meet their contractual obligations may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Plan to transact at contract value with the contract issuers. These events may be different under each contract. Examples of such events include the following:
•Plan disqualification under the Code;
•Establishment of a defined contribution plan by the Company that competes for participant contributions;
•Material amendments to the Plan or administration as to investment options, transfer procedures, or withdrawals;
•Company’s inducement to participants to withdraw or transfer funds from the contract;
•Termination or partial termination of the Plan;
•Group termination, layoff, early retirement incentive program, or other downsizing by the Company;
•Merger or consolidation of the Plan with another plan or spin-off of any portion of the Plan’s assets to another Plan; and
•Any changes in law, regulation, ruling, or administrative or judicial position that, in the issuer’s reasonable determination, could result in substantial disbursements from the contract.
No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.
In addition, certain events allow the issuers to terminate the contacts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:
•The investment manager or trustee breaches any of its material obligations under the agreement;
•Any representation of the investment manager is or becomes untrue in any material respect;
•The investment manager with respect to the contract is terminated, unless a qualified professional manager is duly appointed and is agreed to by the issuer;
•The issuer determines that the execution, delivery, or performance of the contract constitutes or will constitute a prohibited transaction;
•Failure to pay amounts due to the issuer; and
•Termination of the Plan, or disqualification of the trust.
Each investment contract is subject to early termination penalties that may be significant. There are no reserves against contract value for credit risk of the contract issuers or other matters.

Notes to Financial Statements
3. Assets Held in the Stable Value Master Trust (Continued)
The Stable Value Master Trust also holds a stable value common collective trust that is composed primarily of fully benefit-responsive investment contracts and is valued at the net asset value of units of the collective trust. The common collective trust is designed to deliver safety and stability by preserving principal and accumulating earnings. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require a one-year notice to ensure that securities liquidations will be carried out in an orderly business manner. The Plan has no contractual obligations to further invest in the fund.
The assets held in the Stable Value Master Trust were as follows for the years ended December 31, 2021 and 2020:

	2021
	Master Trust Balance	Plans Interest in Master Trust Balance ($)	Plans Interest in Master Trust Balance (%)
Fully benefit-responsive synthetic investment contracts - at contract value	$392,989,573	$5,636,471	1%
Common collective trusts - at fair value	12,723,368	182,485	1%
Total Master Trust investments	405,712,941	5,818,956	1%
Cash and pending activity	333,095	4,777	1%
Total Master Trust net assets	$406,046,036	$5,823,733	1%

	2020
	Master Trust Balance	Plans Interest in Master Trust Balance ($)	Plans Interest in Master Trust Balance (%)
Fully benefit-responsive synthetic investment contracts - at contract value	$411,448,505	$4,206,488	1%
Common collective trusts - at fair value	13,063,269	133,554	1%
Total Master Trust investments	424,511,774	4,340,042	1%
Cash and pending activity	789,275	8,069	1%
Total Master Trust net assets	$425,301,049	$4,348,111	1%
The investment income of the Stable Value Master Trust was as follows for the years ended December 31:

	2021
	Master Trust Balance	Plan's Interest in Master Trust Balance ($)	Plan's Interest in Master Trust Balance (%)
Net investment income	$8,307,386	$93,783	1%
Total investment income	8,307,386	93,783	1%

	2020
	Master Trust Balance	Plan's Interest in Master Trust Balance ($)	Plan's Interest in Master Trust Balance (%)
Net investment income	$9,374,447	$106,759	1%
Total investment income	9,374,447	106,759	1%

Notes to Financial Statements
4. Fair Value Measurements
ASC 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
The three levels of the fair value hierarchy under ASC 820 are described as follows:
Level 1:    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2:    Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability; and
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3:    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation techniques and inputs used for each general type of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.
Mutual funds and common shares fair values are determined utilizing quoted market prices reported on the active market on which they are traded.
The common collective trusts (“CCTs”) are valued utilizing the respective net asset values as reported by such trusts, which are reported at fair value. The net asset value is used as a practical expedient to estimate fair value. The fair value has been determined by the trustee sponsoring the CCT by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates. There are no restrictions as to the redemption of these investments, nor does the Plan have any contractual obligations to further invest in any of these CCTs.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the fair value of the Plan’s assets held outside of the Stable Value Master Trust as of December 31, 2021 and 2020:

	December 31, 2021
	Level 1	Level 2	Level 3	Total

Mutual funds	$23,183,369	$—	$—	$23,183,369
Cardinal Health, Inc., common shares	2,333,887	—	—	2,333,887
Total assets in the fair value hierarchy	$25,517,256	$—	$—	$25,517,256
Common collective trusts measured at net asset value				11,664,568
Total assets at fair value				$37,181,824

	December 31, 2020
	Level 1	Level 2	Level 3	Total

Mutual funds	$18,980,798	$—	$—	$18,980,798
Cardinal Health, Inc., common shares	2,445,121	—	—	2,445,121
Total assets in the fair value hierarchy	$21,425,919	$—	$—	$21,425,919
Common collective trusts measured at net asset value				10,686,196
Total assets at fair value				$32,112,115

Notes to Financial Statements
5. Income Tax Status
The Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury (“PR Treasury”) dated October 15, 2020, stating that the Plan is qualified under Section 1081.01 of the Code and, therefore, the related trust is exempt from taxation. In accordance with applicable PR Treasury requirements, certain amendments to the Plan that do not impact the tax status of the Plan were not considered by PR Treasury in issuing the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by PR Treasury. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
7. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
8. Related Party and Parties-in-Interest Transactions
Prior to May 25, 2021, certain of the Plan’s investments were units of CCTs managed by Wells Fargo. As described in Note 1, effective May 25, 2021, Principal Financial Group and certain of its affiliates assumed the recordkeeping and asset custodian duties of Wells Fargo Institutional Retirement and Trust. The Stable Value Master Trust is managed by Galliard Capital, a wholly owned subsidiary of Wells Fargo. Wells Fargo served as the recordkeeper as defined by the Plan and, therefore, transactions involving these investments were considered party-in-interest transactions, but complied with an applicable exemption to the prohibited transaction rules of ERISA.
The Plan held $2,333,887 and $2,445,121 of Cardinal Health, Inc. common shares at December 31, 2021 and 2020, respectively.
9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of benefit payments per the financial statements to Form 5500:

2021
Benefits paid to participants per the financial statements	$1,838,839
Net deemed distributions	12,167
Benefits paid to participants per Form 5500	$1,851,006
10. Subsequent Events
As described in Note 8, certain of the Plan's investments at December 31, 2021 and 2020 were units of CCTs managed by Wells Fargo Bank, N.A.. Effective April 1, 2022, SEI Trust Company became the successor trustee for the CCTs historically managed by Wells Fargo Bank, N.A., including the fixed income Collective Investment Trust (“CIT”) held by the Plan.
These changes have occurred in connection with Principal Financial Group's acquisition of Wells Fargo and other restructuring activities involving Wells Fargo.

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico
Schedule H, Line 4i on Form 5500: Schedule of Assets (Held at End of Year)*
December 31, 2021
EIN: 31-0958666 Plan Number: 062

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, maturity or par value	Current value
	Mutual funds:
	Vanguard Extended Market Index Fund	31,100 shares	$4,313,288
	Vanguard Institutional Index Fund	7,202 shares	2,922,570
	Dodge & Cox Stock Fund	11,531 shares	2,828,070
	J.P. Morgan SmartRetirement 2030 Fund	103,538 shares	2,111,144
	J.P. Morgan SmartRetirement 2035 Fund	95,091 shares	2,016,879
	J.P. Morgan SmartRetirement 2040 Fund	84,422 shares	1,945,092
	Vanguard Total Stock Market Index Fund	8,294 shares	1,828,735
	J.P. Morgan SmartRetirement 2045 Fund	53,043 shares	1,224,773
	J.P. Morgan SmartRetirement 2025 Fund	65,194 shares	1,209,993
	J.P. Morgan SmartRetirement 2050 Fund	36,189 shares	842,842
	Vanguard Total International Stock Index Fund	5,557 shares	760,209
	J.P. Morgan SmartRetirement 2055 Fund	17,306 shares	481,446
	Vanguard Total Bond Market Index Fund	21,129 shares	236,433
	J.P. Morgan SmartRetirement Income Fund	13,564 shares	225,028
	J.P. Morgan SmartRetirement 2020 Fund	7,795 shares	134,235
	J.P. Morgan SmartRetirement 2060 Fund	4,505 shares	102,632

	Common collective trusts:
	Fidelity Group Trust For Employee Benefits Plans Growth Company Commingled Pool	147,720 units	7,780,399
	PIMCO Collective Investment Trust Total Return	128,187 units	1,985,609
	Fidelity Group Trust for Employee Benefits Plans Diversified International Commingled Pool	95,825 units	1,862,841
**	Wells Fargo/Blackrock Short Term Investment Fund	35,719 units	35,719

	Common shares:
**	Cardinal Health, Inc.	45,327 shares	2,333,887

	Loans:
**	Participant loans	Various maturity dates, with interest rates ranging from 4.25% to 6.50%	1,396,250
	Total		$38,578,074

*	Other columns required by the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under ERISA have been omitted because they are not applicable.
**	Denotes party-in-interest.

Signature
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

Date:	June 24, 2022	/s/ KENDELL SHERRER
Kendell Sherrer
Financial Benefit Plans Committee Member